

05035849

'ATES
'NGE COMMISSION
Washington, D.C. 20549

OM
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 3 2005
WASH 202

SEC FILE NUMBER
8-66406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 02/02/04* _____ AND ENDING _____ 12/31/04 _____
                                          MM/DD/YY   MM/DD/YY
*Operations started in April 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAINIER SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10500 NE 8TH ST, STE 1130

OFFICIAL USE ONLY
FIRM I.D. NO.

BELLEVUE   WA   98004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF GOLDSTEIN   (425) 732-6000
                                                     (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN, PLLC
                    (Name – if individual, state last, first, middle name)
601 UNION ST, STE 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)

1

OATH OR AFFIRMATION

I, _____Jeff Goldstein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rainier Securities, LLC_____, as of _December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

RAINIER SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

CONTENTS




PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Rainier Securities, LLC
Bellevue, Washington

We have audited the accompanying statement of financial condition of Rainier Securities, LLC as of December 31, 2004, and the related statements of operations, members' equity, and cash flows for the period from February 2, 2004 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainier Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the period from February 2, 2004 (date of inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 18, 2005

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RAINIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$	39,956
Deposits with clearing organization		100,000
Receivable from clearing organization		57,599
Securities owned, at market value		5,277,814
Prepaid expense and other assets		17,626
Furniture and equipment, net of accumulated deprecation of $16,583		86,013
	$	5,579,008

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Payable to clearing organization	$	3,300,409
Accrued expenses and other liabilities		237,297
Total liabilities		3,537,706
Members' Equity		2,041,302
	$	5,579,008

See Notes to Financial Statements

4

RAINIER SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Period from February 2, 2004 (Date of Inception) to December 31, 2004

Revenue		
Net gains on sale of securities	$	1,655,758
Interest and other income		119,274
		1,775,032
Expenses		
Guaranteed payments		820,945
Transaction settlement costs		312,458
Data subscription		72,924
Professional fees		63,870
Licenses, registrations, and taxes		40,606
Interest		35,024
Rent		31,499
Depreciation expense		16,583
Office expense		15,003
Communications		10,060
Travel and entertainment		4,758
		1,423,730
Net income	$	351,302

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY

Period from February 2, 2004 (Date of Inception) to December 31, 2004

Balance, February 2, 2004	$	-
Capital contributions		1,690,000
Net income		351,302
Balance, December 31, 2004	$	2,041,302

RAINIER SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Period from February 2, 2004 (Date of Inception) to December 31, 2004

Cash Flows from Operating Activities		
Net income	$	351,302
Adjustments to reconcile net income to cash flows from operating activities		
Depreciation		16,583
Change in operating assets and liabilities		
Deposits with clearing organization		(100,000)
Receivable from clearing organization		(57,599)
Securities owned		(5,277,814)
Prepaid expense and other assets		(17,626)
Payable to clearing organization		3,300,409
Accrued expense and other liabilities		237,297
Net cash flows from operating activities		(1,547,448)
Cash Flows from Investing Activities		
Purchase of furniture and equipment		(102,596)
Cash Flows from Financing Activities		
Contributions received from members		1,690,000
Increase in cash and cash balance, end of period	$	39,956
Supplemental Cash Flow Information		
Cash paid during the year for interest	$	35,024

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Rainier Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("the SEC") and the National Association of Securities Dealers, Inc. The Company's activities are primarily comprised of purchasing and selling corporate and municipal bonds, and holding these types of securities for the Company's own account. Although the Company was established on February 2, 2004, it did not commence formal operations until April 2004.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC. The Company has six members who are all involved in the Company's operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2004.

Clearing Organization

The Company has an agreement with National Financial Services to act as the clearing organization for the Company. The clearing organization clears all security transactions.

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2004, the Company had deposit levels with the clearing organization exceeding the requirements.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using straight-line methods over estimated useful lives of three to seven years.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned are recorded at market value and, accordingly, any changes in market value are recognized in the statement of operations. Market value is determined based on price feeds from nationally recognized pricing services.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction and credit are passed through to its member owners in computing their individual tax liabilities.

Note 2. Securities Owned

Securities owned consist of trading and investment securities. Securities owned are composed of:

Corporate debt securities	$ 2,400,645
Municipal debt securities	2,877,169
	$ 5,277,814

Corporate debt securities includes one issuer (issuing a series of debt securities) that represents 15% of the total corporate debt balance. No other corporate debt issuer is over 10% of the balance. No municipal debt issuer is over 10% of the municipal debt securities balance.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding these securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers.

The Company minimizes inventory credit risk by trading primarily investment grade securities (securities that are rated among the four highest rating categories by at least two of the nationally recognized statistical rating agencies). The Company's counterparty risk is minimized by trading only with other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Guaranteed Payments

The Company pays guaranteed payments to all of its Members. Four of the Members receive their guaranteed payments based on trading profits, net of various expenses each month. The remaining two Members receive $50,000 per year and may receive an annual bonus based on the Managing Member's discretion. In addition to the guarantee payments calculated based on the net trading profits, the Managing Member receives a salary of $100,000 per year.

Note 5. Leases

The Company leases its office space under an operating lease that expires December 31, 2007. All obligations under this lease agreement are guaranteed by the Managing Member and his wife during the first thirty months of the lease. The following is a schedule of minimum lease payments required under noncancellable operating leases for the year ended December 31:

2005	$	26,368
2006		27,199
2007		27,407
	$	80,974

Note 6. Retirement Plan

The Company has established a retirement plan, Rainier Securities, LLC 401(k) Plan ("the Plan"). All Members and employees are eligible to participate in the Plan. Generally, a Member or employee must be 21 years or older and must have one year of service before he or she can enroll with the Plan. Employer contributions are discretionary and allocation to participants is based on participant contributions. Employer contributions vest to the participants gradually with 100% vesting after three years. The Company did not make any contributions to the Plan in 2004.

Note 7. Subsequent Event

During January 2005, the Company's Members withdrew $85,000 from the Company as distributions. The Members expect to make an additional withdrawal (also as distributions) prior to April 15, 2005, but the amount is undetermined.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2004, the Company had computed net capital of $1,619,391, which was in excess of the required net capital level by $1,519,391. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 8 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

SUPPLEMENTARY INFORMATION

RAINIER SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2004

COMPUTATION OF NET CAPITAL

Members' equity		$	2,041,302
Deductions			
Furniture and equipment	$ (86,013)		
Other assets	(17,802)		(103,815)
Haircuts on security positions			
Municipal debt secruties			(160,190)
Corporate debt securities			(157,906)
Net capital			1,619,391
Minimum net capital			(100,000)
Excess net capital		$	1,519,391

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to broker or dealers	$	13,931
Accrued expenses and other liabilities		223,760
Total aggregate indebtedness	$	237,691

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3%* of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		15%
Ratio of aggregate indebtedness to net capital		.15 to 1

Rainier Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

* Percentage should be 12.5% as this is a new broker-dealer, but $100,000 is still the greater of the two.

RAINIER SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL
December 31, 2004

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated $ 1,619,391

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.



PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Rainier Securities, LLC
Bellevue, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Rainier Securities, LLC ("the Company") for the period from February 2, 2004 (date of inception) to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

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preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

January 18, 2005